Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Aqua Vault, Inc.
20533 Biscayne Blvd, Ste. 4947
Aventura, FL 33180
TheAquaVault.com

Up to $1,069,999.00 in Class B Non-Voting Common Stock at $7.00
Minimum Target Amount: $9,996.00

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: Aqua Vault, Inc.
Address: 20533 Biscayne Blvd, Ste. 4947, Aventura, FL 33180
State of Incorporation: DE
Date Incorporated: March 07, 2011

Terms:

Equity

Offering Minimum: $9,996.00 | 1,428 shares of Class B Non-Voting Common Stock
Offering Maximum: $1,069,999.00 | 152,857 shares of Class B Non-Voting Common Stock
Type of Security Offered: Class B Non-Voting Common Stock
Purchase Price of Security Offered: $7.00
Minimum Investment Amount (per investor): $350.00

*Maximum subject to adjustment for bonus shares. See Bonus info below.

Early Bird

Day 1-8

10% Friends and Family Early Bird Bonus

Invest within the first 7 days and receive 10% additional bonus shares on your investors.

Day 8-22

5% Early Adopters Bonus

Invest within the next 14 days and receive 5% additional bonus shares on your investors.

Other Perks

$500+

Welcome Tier

FlexSafe, Phone Pouch & Owners Hat

$1000+

The "Upgrade" Tier

All of the Above + Early Access to new Biometric Lock

$2,500+

The "Pamper" Tier

All of the above + Daybed service on your next trip to Miami

$5,000+

5% Bonus + Exclusive Party Invite

All of the Above + 5% Bonus Shares and Invitation Only Investor Party

$10,000

10% Bonus + Exclusive Party Invite

All of the Above + 10% Bonus Shares

$15,000

15% Bonus + Daymond John

All of the Above + 15% Bonus shares + Meet Daymond John

The 10% Bonus for StartEngine Shareholders

Aqua Vault, Inc. will offer 10% additional bonus shares for all investments that are committed by StartEngine Crowdfunding Inc. shareholders who invested over $1,000 or made at least two investments in StartEngine's own offerings.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 10 shares of Class B Non-Voting Common Stock at $7 / share, you will receive 11 Class B shares, meaning you'll own 11 shares for $70. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid for one year from the time StartEngine Crowdfunding Inc. investors receive their countersigned StartEngine Crowdfunding Inc. subscription agreement, unless their eligibility period has been extended through additional subsequent investments in StartEngine's own offerings.

All perks occur after the offering is completed.

THE OFFERING MATERIALS MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY'S MANAGEMENT. WHEN USED IN THE OFFERING MATERIALS, THE WORDS "ESTIMATE," "PROJECT," "BELIEVE," "ANTICIPATE," "INTEND," "EXPECT" AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS, WHICH CONSTITUTE

The Company and its Business

Company Overview

Aqua Vault, INC designs, manufactures and globally distributes patented portable safes and unique travel accessories. AquaVault sells and leases these proprietary products through direct to consumer and B2B sales channels.

Business Summary: AquaVault was featured on ABC's Shark Tank and secured a partnership with Investor Daymond John. Our portable safes and travel accessories are available at well established resorts, waterparks, and retailers around the world. Our customizable products have proven to be highly desired corporate gifts and promotional giveaway items.

Unique Selling Proposition: We believe AquaVault is positioned to dominate market share in the portable safe & travel accessory industry. The company has a healthy IP portfolio (trademarks, utility patents & design patents), major PR outlets, and impressive online/retail visibility. AquaVault has a track record for consistent re-orders with some of the largest hotel groups and retail chains in the nation. We are beyond the proof of concept phase and are now working towards accelerating the growth of our share of the market.

Target Markets: Direct to Consumer (Online), Hotels, Theme Parks, Water Parks, Hospitals, Colleges, Promotional Goods Suppliers, Retailers, Wholesalers, & Distributors

Competitors and Industry

Her is a list of products and companies we consider competition. Our brand has identified products, existing services and new markets we plan to gain market share in.

Products: security backpacks, in-room safes, hidden fanny packs, stand-in-place locker systems, waterproof phone cases & travel accessories,

Companies: Large brands such as Masterlock, Travelon, and Pacsafe, SafeMark,

Worldwide Safe & more

Services: Locker & equiment lease/ rentals (resort, waterpark, theme park), In-room safe leasing companies,

Current Stage and Roadmap

We already have a line of travel accessories (4 products) currently for sale in the marketplace. We also are developing new products for 2019 that will add visibility to our brand and existing customer base. In addition to more sales of our current items, we believe our new products will contribute to an increase in sales in the coming years.

We have already built the foundation for sustained growth and plan to build on our current and past sucess.

The Team

Officers and Directors

Name: Avin Samtani

Avin Samtani 's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** COO / Director
  Dates of Service: January 02, 2015 - Present
  Responsibilities: Sales, Marketing, Business Development ($100k/ yr Salary)

Other business experience in the past three years:

- **Employer:** Venetian Capital Partners LLC
  Title: Member
  Dates of Service: November 10, 2008 - Present
  Responsibilities: Holding Company

Name: Robert Peck

Robert Peck's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** CEO / Director
  Dates of Service: January 02, 2015 - Present
  Responsibilities: Sales, Manufacturing, Product Development, R&D, New Business/ Products ($100k/ yr Salary)

Other business experience in the past three years:

- **Employer:** Blue Rise LLC
  Title: Member
  Dates of Service: December 15, 2008 - Present
  Responsibilities: Holding Company

Name: Jonathan Kinas

Jonathan Kinas's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** CFO / Director
  Dates of Service: January 02, 2015 - Present
  Responsibilities: Compliance, Accounting Review, Sales, Financial Statements and Outlook ($100k/ yr Salary)

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Class B Non-Voting Common Stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product,

that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess

The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited

Any Class B Non-Voting Common Stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time

You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

We may not have enough capital as needed and may be required to raise more capital.

We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment

We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock.

Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds

Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information

Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

Some of our products are still in prototype phase and might never be operational products

It is possible that some new products may never be an operational or that the product's may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders.

Developing new products and technologies entails significant risks and uncertainties

We are currently in the research and development stage for some new products we are adding to our line. Delays or cost overruns in the development and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated production hurdles, difficulties in manufacturing, changes to design and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations.

Minority Holder; Securities with No Voting Rights

The Class B Non-Voting Common Stock that an investor is buying has no voting rights attached to them. This means that you will have no rights in dictating on how the Company will be run. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management discretion. You are buying Class B Non-Voting Common Stock as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds
The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms.

Our new product could fail to achieve the sales projections we expected
Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition
We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are competing against other recreational activities
Although we are a unique company that caters to a select market, we do compete against other recreational activities. Our business growth depends on the market interest in the Company over other activities. For Example if people decide that traveling to resorts worldwide is too dangerous we may experience a decline in interest in our products and services.

We have existing patents that we might not be able to protect properly
One of the Company's most valuable assets is its intellectual property. The Company's owns numerous trademarks, copyrights, Internet domain names, and trade secrets. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the

rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company.

We have pending patent approval's that might be vulnerable

One of the Company's most valuable assets is its intellectual property. The Company's intellectual property such as patents, trademarks, copyrights, Internet domain names, and trade secrets may not be registered with the proper authorities. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company due to its unregistered intellectual property.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective

Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them

Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business

To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

We rely on third parties to provide services essential to the success of our business

We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

The Company is vulnerable to hackers and cyber-attacks

As an internet-based business, we may be vulnerable to hackers who may access the data of our investors and the issuer companies that utilize our platform. Further, any significant disruption in service on AquaVault, Inc. or in its computer systems could reduce the attractiveness of the platform and result in a loss of investors and companies interested in using our platform. Further, we rely on a third-party technology provider to provide some of our back-up technology. Any disruptions of services or cyber-attacks either on our technology provider or on AquaVault, Inc. could harm our reputation and materially negatively impact our financial condition and business.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.

Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our shareholders. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our [shareholders] and will have no such right.

We are backed by an SBA loan.
The SBA loan is secured by the business with personal guarantees from the founders. The SBA loan was taken out to scale production. This was the cheapest money available to businesses. Its a 10 year note at 7.99% APR. We are on automatic payments and plan to aggressively pay this down as soon as possible.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Blue Rise, LLC (Managed by Robert Peck- 100% Owned by Robert Peck)	640,628	Class A Voting Common Stock	27.99
Venetian Capital Partners, LLC (Managed by Avin Samtani- 100% Owned by Avin Samtani)	640,628	Class A Voting Common Stock	27.99

The Company's Securities

The Company has authorized Class A Voting Common Stock, and Class B Non-Voting Common Stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 152,857 of Class B Non-Voting Common Stock.

Class A Voting Common Stock

The amount of security authorized is 4,000,000 with a total of 2,288,571 outstanding.

Voting Rights

Class A Voting Common Stock shall have voting rights in the election of directors and on all other matters presented to stockholders, with each holder of Class A Voting Common Stock being entitled to one vote for each share of Class A Voting Common Stock held of record by such holder on such matters.

Material Rights

There are no material rights associated with Class A Voting Common Stock.

Class B Non-Voting Common Stock

The amount of security authorized is 500,000 with a total of 282,857 outstanding.

Voting Rights

There are no voting rights associated with Class B Non-Voting Common Stock.

Material Rights

There are no material rights associated with Class B Non-Voting Common Stock.

What it means to be a minority holder

As a minority holder of Class B Non-Voting Common Stock of the company, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;

- To the company;

- To an accredited investor; and

- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- **Name:** Class A Voting Shares
  Type of security sold: Equity

Final amount sold: $100,000.00
Number of Securities Sold: 205,714
Use of proceeds: Inventory
Date: September 11, 2015
Offering exemption relied upon: Section 4(a)(2)

- **Name:** Class A Voting Shares
  Type of security sold: Equity
  Final amount sold: $250,000.00
  Number of Securities Sold: 411,428
  Use of proceeds: Inventory, R & D, Marketing, Operating Exp
  Date: September 19, 2016
  Offering exemption relied upon: Section 4(a)(2)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

The Company generates revenue by selling unique travel accessories and travel security products to the US and global market. US sales have historically generated 85%-90% of the companies annual sales. The companis cost of sales includes cost of goods sold as well as commisions generated to convert online traffic into paying customers.

Revenue in 2018 was $2,919,785 which is a 47% increase from the revenue in 2017 of $1,985,680. Our revenue growth from 2016 to 2017 was 391%. The company contnues to focus sales efforts in the US market however has seen continuous growth in global sales each year. The company also aligns itself with strategic players who have assisted in marketing our products more efficiently in the US and abroad.

Cost of sales in 2018 was $1,806,795 which was an increase from $913,437 in 2017. The increase was largely due to an increse in inventory purchases to cover growing sales in 2018.

The companies expenses consist of , among other things, commissions paid to converting online marketing channles, compensation, marekting and sales expenses, legal fees, and continued R&D. Expenses incresed marginally from $1,012,887 in 2017 to $1,351,581 in 2018 even though we had a 47% in sales growth in the respective period mentioned. The slight incresase is a result of the comapnaies efforts to control costs. Cost control will help to effectively keep net income positive in 2019 even with increases sales growth and the respective costs associate with growth.

Historical results and cash flows:

The company expects cash flow to improve as it continues to negotiate favorable payent terms with our vendors and marketing partners. The company also continues to improve its access to growth capital.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

Company currently has a revolving manufacturing line of credit for $280k from our manufacturer directly to help continue inventory production. The company has current cash on hand in the amount of $105k. The company also has a SBA loan with First Home Bank with an outstanding balance of $327,000. The company will explore other short term and long term debt options as growth and scale continue.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

The company believes that raising significant capital will help facilitate the speed of growth and overall market capitalization. The funds raised are not critical to operations however access to additional capital will position the company to capitalize on both current and future growth opportunities. The company currently has growing sales figures and customer base to support growth without raising money through Reg CF offering. Previous seed rounds directly contribued to growth in the early years of the comapny.

Since its first profitable year in 2015 the company has closed two seed investment rounds . The first seed round in 2015 the company raised $100,000 in exchange for 5% equity ($2M Valuation). Previous year sales at the time were roughly $150,000 closing the round at an 13.3X multiple on sales.

The second round in 2016 the company raised $250,000 in exchange for 10% equity ($2.5M Valuation). Previous year sales at the time were roughly $302,000 closing the round at an 8.3X multiple on sales.

The price of shares reflects the opinion of the board as what is fair market value. In the same way previous capital raise have helped the company scale growth, the Reg CF offering today will directly contribute to near future revenue growth. With current previous year sales of $2.9M the company is offering shares today at roughly an $18M valuation (6.2X on sales) which the board feels is a fair market value.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

The funds raised are not critical to the viability of the company but will directly contribute to scalability in a shorter period of time. The companies growing year over years sales figures and growing customer base will allow for the company to continue to grow even without a regualtion CF offering at a slower rate.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

The company believes it can continue to cover operating expenses for 2-3 years even if only the minimum goal is raised. The company has positive revenue, growing sales, growing customer base, and positive margins in which it will be able to grow at our current year over year average growth rate of 159%. The company will minimally increase current fixed expenses and variable costs will go up only with increase of sales as it works to improve gross margins.

How long will you be able to operate the company if you raise your maximum funding goal?

If the maximun funding goal is reached the company believes it can cover operating expense and grow faster for the forseable future. The company will be able to grow sales at a faster rate and cover up front fixed costs to do so such as larger inventory down payments. This will allow the company to better prepare inventory, sales, and marketing efforts with more predictability.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

If needed, the company can always explore additional capital resources. Larger lines of credit for inventory and marketing efforts may be necessary as sales increase. Any future capital raises will undergo extreme scrutiny by all voting Class A shareholders and will be in the best interest of all of our shareholders.

Indebtedness

- **Creditor:** First Home Bank (SBA loan)
  Amount Owed: $324,397.00
  Interest Rate: 7.75%
  Maturity Date: August 14, 2028

- **Creditor:** PayPal
  Amount Owed: $51,000.00
  Interest Rate: 9.0%
  Maturity Date: February 18, 2020

- **Creditor:** Kabbage
  Amount Owed: $12,000.00
  Interest Rate: 1.5%
  Maturity Date: September 19, 2020
  On September 19, 2018, the company received a loan from Kabbage in the amount of $12,000. The loan had a monthly interest was 1.5% to 1% and was to mature in 12 months. As of December 31, 2018, had an outstanding balance of $6,120.

Related Party Transactions

The Company has not conducted any related party transactions

Valuation

Pre-Money Valuation: $17,999,996.00

Valuation Details:

The first seed round in 2015 the company raised $100,000 in exchange for 5% equity ($2M Valuation). Previous year sales at the time were roughly $150,000 closing the round at an 13.3X multiple on sales.

The second round in 2016 the company raised $250,000 in exchange for 10% equity ($2.5M Valuation). Previous year sales at the time were roughly $302,000 closing the round at an 8.3X multiple on sales.

The price of shares reflects the opinion of the board as what is fair market value. In the same way previous capital raise have helped the company scale growth, the Reg CF offering today will directly contribute to near future revenue growth. With current previous year sales of $2.9M the company is offering shares today at roughly an $18M valuation (6.2X on sales) which the board feels is a fair market value.

Our sales have predominantly come from 2 skus. We are redesigning our new commercial AquaVault to release at a mass scale which will increase our B2B revenue in addition to the two new SKUs that we have in production, the biometric lock and anti-theft backpack. We also believe that our patents and distribution hold significant value.

Use of Proceeds

If we raise the Target Offering Amount of $9,996.00 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  6.0%

- *Marketing*
  20.0%
  Used to scale our Online Marketing & Traffic Partners. Also used for increased brand awareness at tradeshows and industry events.

- *Inventory*
  54.0%
  Used for inventory purchases to keep our warehouse stocked up for season.

- *Working Capital*
  20.0%
  This is used to keep positive cash flow and growth capital necessary for online scaling as needed.

If we raise the over allotment amount of $1,069,999.00, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  6.0%

- *Marketing*
  24.0%
  Used to scale our Online Marketing & Traffic. Also used for increased brand awareness at tradeshows and industry events.

- *Research & Development*
  10.0%
  Used to build out and tool new commercial aquavault, new biometric travel products, and upgraded FlexSafe+ bag. This will also be used to build out retail marketing and POS services.

- *Operations*
  10.0%
  General operating expenses, salaries, vendor outsourcing, cash flow, etc

- *Working Capital*
  20.0%

This is used to keep positive cash flow and growth capital necessary for online scaling as needed.

- *Inventory*
30.0%
Used for inventory purchases to keep our warehouse stocked up with reserves set in place.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 29 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at TheAquaVault.com (TheAquaVault.com/annualreport).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at:
www.startengine.com/aquavault

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Aqua Vault, Inc.

[See attached]

AQUA VAULT, LLC
Financial Statements (Unaudited) and Independent Accountant's Review Report
December 31, 2018 and 2017

Aqua Vault, LLC
Index to Financial Statements
(unaudited)

SetApart Financial Services
10586 W Pico Blvd, Suite 224
Los Angeles, CA 90065
P: (213) 814 – 2809
W: www.setapartfs.com

To the Board of Directors of
Aqua Vault LLC
Aventura, Florida

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

We have reviewed the accompanying financial statements of Aqua Vault, LLC (the "Company,"), which comprise the balance sheets as of December 31, 2018 and 2017, and the related statement of operations, statement of Members' equity (deficit), and cash flows for the years ending December 31, 2018 and December 31, 2017, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the combined financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Combined Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America; this includes design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of combined financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 1, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

Marko Glisic, CPA
Los Angeles, California
04/08/2019

Marko Glisic, CPA

AQUA VAULT, LLC
BALANCE SHEETS
FOR THE YEARS ENDED DECEMBER 31, 2018 AND DECEMBER 31, 2017
(unaudited)

	December 31, 2018	December 31, 2017
ASSETS		
Current Assets		
Cash and Cash Equivalents	89,932	167,664
Account Receivables	34,186	96,266
Inventory	121,715	677,698
Other Assets- Net Patent	14,412	18,581
Total Current Assets	260,244	960,209
Fixed Assets		
Total Non Current Assets	-	
TOTAL ASSETS	$ 260,244	$ 960,209
LIABILITIES & EQUITY		
Liabilities		
Current Liabilities		
Deferred Revenues	-	479,606
Account Payable	23,487	-
Credit Cards	-	57,574
Accrued Expenses	91	34,814
Loan Payable	-	212,593
Accrued Interest Payable	-	5,457
Kabbage Loan	6,120	-
Short Term Portion - First Home Bank Loan	24,666	
Patent Payable	-	-
Total Current Liabilities	54,364	790,044
Long -Term Liabilities		

See Independent Accountant's Review Report and accompanying notes, which are an integral part of these financial statements.

- 3 -

First Home Bank Loan	316,738	-
Loan closing Costs-Original	(24,005)	-
Loan Closing Costs - Accumulated Amortization	1,000	-
Total Non Current Liabilities	348,097	790,044
Total Liabilities		
Equity		
Members Equity	311,165	324,067
Financing Costs	-	
Retained Earnings	(153,902)	(211,734)
Net Income	(245,116)	57,832
Total Equity	(87,853)	170,165
TOTAL LIABILITIES & EQUITY	$ 260,244	$ 960,209

See Independent Accountant's Review Report and accompanying notes, which are an integral part of these financial statements.

- 4 -

AQUA VAULT, LLC
STATEMENTS OF OPERATIONS
FOR THE PERIODS DECEMBER 31, 2018 AND DECEMBER 31, 2017
(unaudited)

	December 31, 2018	December 31, 2017
Revenue	$ 2,919,785	$ 1,985,680
Cost of Goods Sold	1,806,795	913,437
Gross Margin	1,112,990	1,072,243
Operating Expenses		
Advertising and Marketing	180,021	299,171
Amortization	6,524	1,121
General and Administrative Expenses	1,086,061	664,863
Research and Development	1,250	-
Total Operating Expenses	1,273,857	965,155
Net Operating Income (Loss)	(160,867)	107,088
Other Expenses		
Interest expense	(84,249)	(49,256)
Preferred Return	-	-
Provision for Income Taxes	-	-
Net income (Loss)	$ (245,116)	$ 57,832

See Independent Accountant's Review Report and accompanying notes, which are an integral part of these financial statements.

- 5 -

AQUA VAULT, LLC
STATEMENTS OF MEMBERS' EQUITY
FOR THE PERIODS ENDED DECEMBER 31, 2018 AND DECEMBER 31, 2017
(unaudited)

	Members' Equity		Additional Paid-in Capital	Accumulated Earnings	Total Members' Equity
	Units	Amount			
December 31, 2016	-	$ -	$ 203,067	$ (211,734)	$ (8,667)
Contribution	-	-	121,000	-	121,000
Distribution	-	-	-	-	-
Net income (loss)	-	-	-	57,832	57,832
Balance at December 31, 2017	-	-	324,067	(153,902)	170,165
Contribution	-	-	-	-	-
Distribution	-	-	(12,902)	-	(12,902)
Net income (loss)	-	-	-	(245,116)	(245,116)
Balance at December 31, 2018	-	$ -	$ 311,165	$ (399,018)	$ (87,853)

See Independent Accountant's Review Report and accompanying notes, which are an integral part of these financial statements.

AQUA VAULT, LLC
STATEMENTS OF CASH FLOWS
FOR THE PERIODS ENDED DECEMBER 31, 2018 AND DECEMBER 31, 2017
(unaudited)

	December 31, 2018	December 31, 2017
Cash flows from operating activities		
Net income	$ (245,116)	$ 57,832
Amortization Expense	6,524	1,121
Accumulated Accretion		-
Total Adjustments to reconcile Net Cash Provided By Operations:		
Account Receivables	62,080	(54,744)
Inventory	555,983	(599,090)
Deferred Revenues	(479,606)	479,606
Account Payable	23,487	-
Credit Cards	(57,574)	(8,553)
Patent Payable	-	(6,667)
Accrued Expenses	(34,723)	9,659
Accrued Interest Payable	(5,457)	5,457
Net Cash Provided By Operating Activities:	**(174,401)**	**(115,379)**
Cash flows from Investing Activities		
Patent	(1,355)	(2,242)
Net Cash used in investing activities	(1,355)	(2,242)
Cash flows from Financing activities		
Loan Payable	(212,593)	139,552
First Home Bank Loans	341,404	-
Debt Issuance Costs	(24,005)	

See Independent Accountant's Review Report and accompanying notes, which are an integral part of these financial statements.

Kabbage Loan	6,120	-
Financing Costs	-	-
Contribution	(12,902)	121,000
Net cash received from financing activities	**98,024**	**260,552**
Net (decrease) increase in cash and cash equivalents	(77,732)	142,931
Cash and cash equivalents at beginning of period	167,664	24,733
Cash and cash equivalents at end of period	$ **89,932**	$ **167,664**

See Independent Accountant's Review Report and accompanying notes, which are an integral
part of these financial statements.

- 8 -

NOTE 1 – NATURE OF OPERATIONS

Aqua Vault LLC was formed on March 7, 2011 ("Inception") in the State of Florida. The financial statements of Aqua Vault LLC (which may be referred to as the "Company", "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Aventura, Florida.

We have conceptualized and manufactured a portable beach safe called the AquaVault that was invented so you can lock up your valuables and go for a worry free swim. The safe attaches to lounge chairs and locks with a three digit combination. We invented this product after staying at a world renowned hotel in Miami Beach for a wedding, and having all of our valuables stolen from our lounge chairs. Although the AquaVault was initially designed to work specifically on lounge chairs, we have found through customers all over the world that its use has broadened to strollers, golf carts, boats, and bikes.

Going Concern and Management's Plans
The Company lacks significant working capital. We will incur significant additional costs before significant revenue is achieved. These matters raise substantial doubt about the Company's ability to continue as a going concern. During the next 12 months, the Company intends to fund its operations with funding from our proposed Regulation Crowdfunding campaign, and additional debt and/or equity financing as determined to be necessary. There are no assurances that management will be able to raise capital on terms acceptable to the Company. If we are unable to obtain sufficient amounts of additional capital, we may be required to reduce the scope of our planned development, which could harm our business, financial condition and operating results. The balance sheet and related financial statements do not include any adjustments that might result from these uncertainties.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of expenses during the reporting periods. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Fair Value of Financial Instruments
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when

available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.

Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 2018 and December 31, 2017. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values.

Cash and Cash Equivalents
For purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Account Receivables
Accounts receivable are carried at their estimated collectible amounts. Accounts receivable are periodically evaluated for collectability based on past credit history with clients and other factors. Provisions for losses on accounts receivable are determined on the basis of loss experience, known and inherent risk in the account balance, and current economic conditions. As of December 31, 2018 and 2017, the Company carried receivables of $34,186 and $96,266, respectively and no allowances against such.

Inventory
Inventories consist primarily of finished goods products that are mainly the AquaVaults. Inventories are recorded at the lower of cost or market, using first-in, and first out method (FIFO). The entire inventory balance consists of finished inventory.

Property and Equipment
Property and equipment will be stated at cost when purchased. Depreciation will be computed primarily using the straight-line method over the estimated useful lives of the assets, which range from 5 to 39 years. Leasehold improvements are amortized over the shorter of the useful life of the related assets or the lease term. Expenditures for repairs and maintenance are charged to expense as incurred. For assets sold or otherwise disposed of, the cost and related accumulated depreciation are removed from the accounts, and any related gain or loss is reflected in income for the period. The Company has no property and equipment as of December 31, 2018 or 2017.

Intangible Assets-Patent
The company capitalizes patent filing fees and it expenses legal fees, in connection with internally developed pending patents. The company also will capitalize patent defense costs to the extent these costs enhance the economic value of an existing patent. Patent are amortized over the expected period to be benefited, not to exceed the patent lives, which may be as long as 17 years.

Revenue Recognition

The Company will recognize revenues from the sale of our products when (a) persuasive evidence that an agreement exists; (b) the service has been performed; (c) the prices are fixed and determinable and not subject to refund or adjustment; and (d) collection of the amounts due is reasonably assured.

Income Taxes

The Company is taxed as a Limited Liability Company (LLC). Under these provisions, the Company does not pay federal corporate income taxes on its taxable income. Instead, the shareholders are liable for individual federal and state income taxes on their respective shares of the Company's taxable income. The Company will pay state income taxes at reduced rates. The Company has filed tax returns from inception in 2011 through 2018 and is not subject to tax examination by the Internal Revenue Service or state regulatory agencies.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

NOTE 3 – DEBT

Loan Payable
On April 14, 2017, the company entered into loan agreement with Ajoy Investments, LLC for an amount of $250,000. The loan interest was 7% annually and was to mature on April 14, 2020. The outstanding balance of the loan as of December 31, 2017 was $212,593 and the loan was paid off in 2018.

Kabbage Loan
On September 19, 2018, the company received a loan from Kabbage in the amount of $12,000. The loan had a monthly interest was 1.5% to 1% and was to mature in 12 months. As of December 31, 2018, had an outstanding balance of $6,120.

Home Loan
On August 14, 2018, the Company entered into a 120-month term loan agreement with First Home Bank. The total principal of the note is $350,000, bears interest at a variable rate equal to Wall Street Journal Prime plus 2.75% (initially 7.75%), subject to quarterly adjustment, requires monthly payments of $4,194, and matures in August 2028. The loan is guaranteed by a related party to the Company and is collateralized by all assets of the Company. The following schedule outlines future maturities:

Year	Interest	Principal	Payments
2017	-	-	-
2018	8,966.44	16,774.00	16,774.00
2019	25,655.98	50,322.00	50,322.00
2020	23,674.97	50,322.00	50,322.00
2021	21,534.87	50,322.00	50,322.00

See accompanying Independent Accountant's Review Report

2022	19,222.89	50,322.00	50,322.00
2023	16,725.23	50,322.00	50,322.00
2024	14,026.97	50,322.00	50,322.00
2025	11,112.01	50,322.00	50,322.00
2026	7,962.93	50,322.00	50,322.00
2027	4,560.95	50,322.00	50,322.00
2028	1,016.60	33,548.00	33,548.00

NOTE 4 – COMMITMENTS AND CONTINGENCIES

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its members.

NOTE 5 – MEMBERS' EQUITY

LLC Units
The initial ownership percentages of the members are as follows:

Member's Name	Ownership Percentage
Blackhawk Holdings LLC	18.84%
Blue Rise LLC	28.58%
Venetian Capital Partners LLC	28.58%
FCM Aqua Investments, LLC	8%
Ajoy Investments, LLC	16%

NOTE 6 – RELATED PARTY TRANSACTIONS

There are currently no related party transactions.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events that occurred after December 31, 2018 through April 8, 2019, the issuance date of these financial statements.

Conversion to C Corporation
The company is in the process of converting from an LLC to a C Corporation. Management believes that the conversion to a C Corporation will be completed within a month.

There have been no other events or transactions during this time which would have a material effect on these financial statements.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]


This offering is not live or open to the public at this moment.

AquaVault

Enjoy the Sun Without Getting Burned



⊘ Website   📍 Aventura, FL   CONSUMER PRODUCTS

How would you like to be an early investor in a company with millions in sales and positioned to be the brand leader in the travel security industry? We got a deal on Shark Tank and now it could be your turn to invest like a shark in AquaVault.

$0.00 raised ⓘ

0 Investors	Days Left
% Equity Offered	$18M Valuation
Equity Offering Type	$350 Min. Investment

INVEST NOW

⭐ This Offering is eligible for the StartEngine Owner's 10% Bonus

This Reg CF offering is made available through StartEngine Capital, LLC.

Overview   Team   Terms   Updates ⁰   Comments   ♡ Follow

Reasons to Invest

- Approaching $10 Million in Total Sales

- A Dozen Patents & Trademarks Issued and Pending

- Our Products Already Offered at Over 200 Hotels & Waterparks

Top Emerging Brand

in the Massive
Travel Security Industry

THE PROBLEM ————————————————

Where do you **put your valuables?**

Thieves are everywhere and target travelers more than any other demographic. In only 10 seconds and all of your stuff could be gone. Most victims are targeted before they even get through the lobby.

AquaVault Story: Our valuables were swiped from our lounge chairs while swimming. We turned our back for a few minutes and when we came back, everything was gone. We discovered several other families were also robbed there on the same day. We asked the cops how often this happens and they said, **"You have no idea how many calls we get a day for this same incident."** Instantly, we recognized the magnitude of this problem.



THE SOLUTION ————————————————

We protect your **valuables on vacation**

We started AquaVault and created products that lock onto beach furniture to secure your valuables. When you use AquaVault you can go for a worry-free swim or stroll down the beach. AquaVault is already offered at hundreds of hotels and amusement parks with millions of more customers to target.

Vacations are supposed to be stress free. Our products add peace of mind

Vacations are supposed to be stress free. Our products add peace of mind. Our patented designs fit on lounge chairs, umbrellas and many other fixed objects. Now imagine being in the pool without having to constantly look over your shoulder every few minutes or ask a stranger to watch all of your "stuff". **Simply Lock up & Swim!**

"Already Standard Equipment at South Florida's Leading Hotels"

Forbes



Don't just take our word for it...

   

   

   

"AquaVault Awarded Best New Hotel Product"



"The FlexSafe is a Must-Have Portable Safe for Travelers & Folks on the Go"





NBC's Today Show

OUR TRACTION

Approaching **$10MM in revenue** and 200+ hotels and amusement parks is just the beginning

A key element of our business is our intellectual property and patents. No one else can do what we do. Hotels, cruises, theme parks - they are all coming to us. **We already have 200+ hotels and amusement park partners** currently renting or selling our products.

We've Seen Explosive Growth*

- **2017** --- $3.5 million valuation
- **2018** --- $7 million valuation
- **2019** --- $18 million valuation

And we believe AquaVault will remain a market leader. Our products are sold nationwide but have barely scratched the surface internationally. **International**

demand is where we see the greatest opportunity for explosive growth over the next few years.

*These valuations reflect current and previous offering prices set by the company and investors, and may not be indicative of the company's inherent value.

Revenue Growth

2017: $1.98M
2018: $2.92M
2019: **$7.03M***



On track for **240%+ Revenue Growth** from last year

This graph shows our revenue for the past two years, along with our projected revenue for the 2019 calendar year. Additional information about our past two years of financial operations can be found in our financial statements, attached as Exhibit B to the Offering Circular (see below). We are currently operating at 15% margin. We plan to increase total income while reducing our cost of goods sold and operating expenses thus increases our gross margins. We are working to reduce our direct cost of goods sold with the manufacturers with scale and yearly projections. We project that by the end of the year 2019, our costs should include COGS of $2,340,574, total variable costs of $2,996,711, recurring expenses of $858,500 with a total Net Profit of $832,285.





AquaTeam Pitching to Investors on ABC's Hit Show Shark Tank

THE MARKET

Building a **multi-billion dollar** travel security brand

| Global Travel & Tourism is a $7.6T Industry | 1.3 Billion International Tourist Arrivals per year | 1300 Waterparks in the US and 700,000 Hotels | 537k Cruise Ship Passengers each year |

source 1, source 2, source 3, source 4, source 5

- **Online:** Direct to Consumer, social influencer, Amazon, web sales
- **Retail:** Bed Bath and Beyond, Disney, Bass Pro Shops, Ace Hardware & hundreds of smaller shops & coastal gift chains
- **Distribution:** Global distribution and wholesale platforms
- **Commercial:** Rental & lease model
- **Promotional Market:** ASI and PPAI Member, corporate gift, promotional incentive, rewards points redemption item.

Our products satisfy a "need" rather than a "want".   We experienced theft first hand and believe nobody should ever have to go through the pain and hassle of having their valuables stolen.   With sales increasing exponentially, it is apparent

that there is a huge demand for our products around the world. When we hear customers say, "Where has this been all of my life," we know we have a brand that will be part of every ones lives.


Hotels
Airports
Retail
OUR MARKETS
Direct to Consumer

THE BUSINESS MODEL

We are the **established leader in the market**

AquaVault is a revenue-producing company with years of experience. **We have 5 patents, millions in sales, & increasing global demand.** AquaVault participates in over 12 industry organizations and trade shows annually. With a number of different revenue streams, we make money through B2B, Direct-To-Consumer, B2B Rental Revenue / Monthly Subscription, Data Collection.


Already in hundreds of locations
LOEWS
ATLANTIS
HYATT
Hilton
Marriott
ST REGIS
W
DELANO
EDEN ROC
EDITION
nautilus
BAHA MAR



AquaVault sells products and services to **major resort, casino, and cruise lines and has landed big retail accounts like Disney World, Bed Bath and Beyond, Ace Hardware, and Bass Pro Shop.** We have a huge online presence and work with some of the most talented digital marketers & social influencers in the country.

Aquavault Industry Event
- World Waterpark Association (WWA)
- International Association of Amusement Parks (IAAPA)
- Global Gaming Expo
- Surf Expo
- Travel Goods Show
- Advertising Specialties (ASI)
- Promotional Products Association International (PPAI)
- & more



Supported by the City of Miami Beach















Supported by the City of Miami Beach

Beaches | Colleges | Cruises | Home | Hotels | Offices

Product Reviews

Highly Active Facebook, Instagram, Amazon, and Web Audiences



facebook ★★★★★ — ★★★★★ **"I Can't Vacation Without It!"**



amazon REVIEWS — ★★★★★ **"Great Purchase. Worth every penny"**



Google Reviews ★★★★★ — ★★★★★ **"Where has this been my whole life"**



shopify ★★★★★ — ★★★★★ **"Amazing company and products"**



★★★★★ **"I Am Very Glad We Bought Ours For Vacation"**

Brenda D.

This was our second FlexSafe we are giving as a gift. I am very glad we bought ours for vacation. It was easy to use and we all felt so much better knowing that our items were "out of reach" while we were relaxing by the pool. I did make sure I tested the product ahead of time (plenty of times!) to make sure we did not have any issues. It is super durable, easy to use, and makes family trips that more enjoyable knowing that our valuables are safe when we are swimming or walking the beach. Great product and worth every penny!

"Would Highly Recommend To Anyone" ★★★★★



Verified Customer

So glad I got this before our cruise. It is strong, easy to use, and was able to pack easily in our carry-on luggage. I was impressed with the quality and details. Strongly recommend to anyone!

 "Lightweight But Super Sturdy – Perfect Size!"

R. Evans

A great gift for anyone you know who likes to go to the pool/beach. It also comes in handy in hotel rooms that do not have a safe.

"Absolutely Great Purchase!"

Kelli M.

Absolutely great purchase, We went to an indoor water park and placed our phones and wallets in the FlexSafe. It was easy to use and attached perfectly to our chair. The design look of the safe was sleek and didn't draw your eye to it. We were able to go enjoy the rides and the time with our family & not have to worry about our things. There was plenty of room for our friend to put a few things in as well. We would highly recommend this product to anyone to keep their valuables in.

WHAT WE DO

5 patents, 4 Trademarks and thousands and reviews

AquaVault

Commercial lease and rental product that can be rented by resorts to guests looking to secure their "stuff". Great rental margins, customer data retention, and recurring revenue.

FlexSafe

Awarded Travel Resort Product of the Year (HX Expo- North America's largest resort trade show). Consumer-friendly retail product that is slash resistant & easy to pack.





Waterproof Phone Case

Proprietary floating design provides a great inexpensive upsell at our current properties. Keeps your phone dry while you retain full access to your device. Best quality on market!

New Travel and Sport Gear

Our patent-pending designs and with proprietary locking designs and waterproof features will make these must have items for travelers and adventure seekers.








THE VISION

3 Year Target: **Become the YETI of travel security**



STEP 1
- Increase Marketing Budgets
- Lower Customer Acquisition Costs
- Increase Sales
- Add New Products

STEP 2
- Expand Lease Model
- Add Resort, Cruise, & Waterpark Customers
- Increase Global Brand Awareness
- Look for Acquisition Targets

STEP 3
- Negotiate Exit Strategy
- Reward Early Investors

aqua vault

OUR TEAM

You're investing in the team that **swam with sharks, and shaped an industry**

We understand the market potential and want to offer you a chance to invest in our business and help us grow. Our first year we did $100k in sales and a few years later our **sales are in the MILLIONS.** The three founding partners are still involved in full time and we continue to work closely with our partners and investors. As new investors we want you to help us increase brand awareness as product users and brand ambassadors.

We Created This Market

Our progress and accomplishments speak for themselves and we assure you that you won't find a more dedicated team. There's a reason that many investors (ie. Shark Tank) put more emphasis on the team than anything else. Our resilience and tenacity are unparalleled and we hope you will join us as we build the **WORLD'S BEST TRAVEL SECURITY COMPANY.** The leadership is in place, we are gaining market share in a growing industry, and we have massive opportunity in the coming years.



WHY INVEST

Join us in **making everyone's travels safer**

We started selling one portable safe on the beaches of Miami and now sell a full line of products to hotels, theme parks, cruise ships, casinos, water parks and retailers around the world. Even though we have come a long way, we believe we are just getting started. Come join us at AquaVault to help travelers around the world **Lock up and Swim** with added peace of mind.





November 2014

The Idea for AquaVault was conceptualized

Idea

May 2015



AquaVault gets First Major PR on the Today Show

PR

March 2016

AquaVault Airs on ABC's Shark Tank and Closes Deal with Investor Daymond John

shark tank episode

January 2017

AquaVault Airs on ABC's Beyond The Tank

Beyond the Tank

December 2017

AquaVault Develops and Markets Newest Product FlexSafe

FlexSafe

December 2018

AquaVault hits $6.5 Million in sales

Sales

2019

Launched on StartEngine

Capital Raise

September 2019

AquaVault will launch its newest products

New Revolutionary Biometric Travel Lock and Anti-Theft Biometric Travel Pack (ANTICIPATED)

September 2020

AquaVault plans a Raise Series A Capital Raise

Capital Raise (ANTICIPATED)

In the Press

 CNBC   Entrepreneur   Forbes   The Miami Herald   Entrepreneur   INTERNATIONAL BUSINESS TIMES

 CNBC   SOUTH FLORIDA BUSINESS JOURNAL    New Times   Inc.   The Miami Herald    DIGITAL TRENDS

 Forbes    TODAY    MSNBC   heavy.   TRAVEL+LEISURE   THE IRISH TIMES

VULTURE   The Telegraph   SLASHGEAR    WCVB TV 5 BOSTON    WXYZ DETROIT   BUSTLE

Long Island Press   YAHOO! FINANCE   Bold   FUPPING   GAZETTE REVIEW   ¶¶ 2paragraphs

Daily Mail   PSN POOL AND SPA NEWS   HAUTE LIVING   Inc.   DAILY Mirror     GOOD MORNING AMERICA

SHOW MORE

Meet Our Team

  



Avin Samtani

COO & Co-Founder

Seasoned Entrepreneur with a demonstrated track record in Sales, Negotiation, Marketing and E-Commerce. A strong business development professional responsible for implementing growth opportunities within and between organizations.

Avin has a Bachelor's degree in Marketing & Finance from Hofstra University.

Avin currently serves AquaVault full time and is only a member of Venetian Capital Partners LLC, a holding company.





Robert Peck

CEO & Co-Founder

Background in International Business and Finance. Robert is highly skilled in business startup, product development, manufacturing, and government contracting. Robert holds a Bachelor's degree in international business from Hofstra University.

Robert currently serves AquaVault full time and is only a member of Blue Rise LLC, a holding company.



Jonathan Kinas

CFO & Co-Founder

With a background in finance combined with an entrepreneurial mindset, Jonathan is involved in many of the day to day operations. His level of understanding of effectively scaling a business and expanding the footprint has been instrumental to the growth of Aquavault. He has a Bachelor's degree in Finance from Hofstra University.

Offering Summary

Company : Aqua Vault, Inc.

Corporate Address : 20533 Biscayne Blvd, Ste. 4947, Aventura, FL 33180

Offering Minimum : $9,996.00

Offering Maximum : $1,069,999.00

Minimum Investment Amount (per investor) : $350.00

Terms

Offering Type : Equity

Security Name : Class B Non-Voting Common Stock

Minimum Number of Shares Offered : 1,428

Maximum Number of Shares Offered : 152,857

Price per Share : $7.00

Pre-Money Valuation : $17,999,996.00

Maximum subject to adjustment for bonus shares. See Bonus info below.

Early Bird

Day 1-8

10% Friends and Family Early Bird Bonus

Invest within the first 7 days and receive 10% additional bonus shares on your investors.

Day 8-22

5% Early Adopters Bonus

Invest within the next 14 days and receive 5% additional bonus shares on your investors.

Other Perks

$500+

Welcome Tier

FlexSafe, Phone Pouch & Owners Hat

$1000+

The "Upgrade" Tier

All of the Above + Early Access to new Biometric Lock

$2,500+

The "Pamper" Tier

All of the above + Daybed service on your next trip to Miami

$5,000+

5% Bonus + Exclusive Party Invite

All of the Above + 5% Bonus Shares and Invitation Only Investor Party

$10,000

10% Bonus + Exclusive Party Invite

All of the Above + 10% Bonus Shares

$15,000

15% Bonus + Daymond John

All of the Above + 15% Bonus shares + Meet Daymond John

The 10% Bonus for StartEngine Shareholders

Aqua Vault, Inc. will offer 10% additional bonus shares for all investments that are committed by StartEngine Crowdfunding Inc. shareholders who invested over $1,000 or made at least two investments in StartEngine's own offerings.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 10 shares of Class B Non-Voting Common Stock at $7 / share, you will receive 11 Class B shares, meaning you'll own 11 shares for $70. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid for one year from the time StartEngine Crowdfunding Inc. investors receive their countersigned StartEngine Crowdfunding Inc. subscription agreement, unless their eligibility period has been extended through additional subsequent investments in StartEngine's own offerings.

All perks occur after the offering is completed.

THE OFFERING MATERIALS MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY'S MANAGEMENT. WHEN USED IN THE OFFERING MATERIALS, THE WORDS "ESTIMATE," "PROJECT," "BELIEVE," "ANTICIPATE," "INTEND," "EXPECT" AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS, WHICH CONSTITUTE FORWARD LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT'S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY'S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE. THE COMPANY DOES NOT UNDERTAKE ANY OBLIGATION TO REVISE OR UPDATE THESE FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR

OBLIGATION TO REVISE OR UPDATE THESE FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR *CIRCUMSTANCES AFTER SUCH DATE OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS.*

Irregular Use of Proceeds

The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments. Salary payments made to one's self, a friend or relative. Any expense labeled "Travel and Entertainment".

Offering Details

Form C Filings

SHOW MORE

Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

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EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

We locked up a deal on ABC's hit show, Shark Tank, with investor, Daymond John, with our patented, portable safe.

My name's Avin Samtani. I'm the co-founder of AquaVault. My two partners and I were staying at a hotel in South Beach for a wedding. We stuck our stuff in our towels, in our shoes, hoped it got there when we got back, it turns out we got there, all our stuff was gone. It was the worst vacation nightmare ever.

We started thinking, there should be a safe that attaches to these chairs, so you can store your phone, your valuables, things like that. That day, we started drawing stuff on a napkin, and the AquaVault was born.

Today, AquaVault is already approaching $10 million in sales. We have over 200 resort and theme park clients currently selling and renting our products to guests with thousands more to target, and we are just getting started.

We have obtained multiple patents and trademarks as we continue to innovate, numerous highly converting online audiences and sales channels. Many of the largest media outlets are taking notice.

If you drop this in water, it can go under water up to 15 feet.

Next, this is FlexSafe. This is a great idea.

This FlexSafe is literally a portable safe.

When you talk about a problem-solving item, man, this thing is it.

We already work with a few of the largest hospitality groups in the world. This is your opportunity to invest in one of the fastest-growing travel security companies and be a brand ambassador every time you travel.

Investing in AquaVault puts you behind a brand positioned to become the leader in a $10 billion, global travel security space. Be a brand ambassador and help us bring our products to every crowded beach, pool, cruise ship, and water park worldwide.

We have secured a dozen patents and trademarks, exceptional margins, new products and services, explosive sales growth, over 100,000 customers, and have the ability to make more than $20 million in annual recurring lease revenue alone from hotel partners worldwide.

These revenues are projected based on lease agreements not currently in place and have not yet been negotiated, but which we believe we can reach within the next 2-5 years.

Invest in AquaVault today.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 6-8% (six to eight percent) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.
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Hitting The Target Goal Early & Oversubscriptions

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50% and 100% of the funding goal. If the issuer hits its goal early, and the minimum offering period of 21 days has been met, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before new deadline.
- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $1.07M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.
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target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

<u>Minimum and Maximum Investment Amounts</u>

- In order to invest, to commit to an investment or to communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non-personal information including information related to income, net worth, and other investments.
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EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

State of Delaware
Secretary of State
Division of Corporations
Delivered 06:17 PM 07/18/2019
FILED 06:17 PM 07/18/2019
SR 20196048457 - File Number 7520993

CERTIFICATE OF INCORPORATION
OF
AQUA VAULT, INC.

Article I

The name of the corporation is Aqua Vault, Inc. (the "**Corporation**").

Article II

The registered office of the Corporation in the State of Delaware is located at 1209 Orange Street – Corporation Trust Center, New Castle County, Wilmington, Delaware, 19801. The name of the registered agent of the Corporation at such address is The Corporation Trust Company.

Article III

The nature of the business or purposes to be conducted or promoted by the Corporation is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of Delaware.

Article IV

The total number of shares of stock which the Corporation shall have authority to issue is Four Million Five Hundred Thousand (4,500,000) shares of common stock, consisting of: (i) Four Million (4,000,000) shares of Class A Voting Common Stock, par value $0.0001 per share; and (ii) Five Hundred Thousand (500,000) shares of Class B Non-Voting Common Stock, par value $0.0001 per share. Except as may be provided in this Certificate of Incorporation or required by law, the Class A Voting Common Stock shall have voting rights in the election of directors and on all other matters presented to stockholders, with each holder of Class A Voting Common Stock being entitled to one vote for each share of Class A Voting Common Stock held of record by such holder on such matters. The number of authorized shares of Class A Common Stock, Class B Common Stock or any other class or classes of stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of Class A Common Stock. Except as required by law, the Class B Non-Voting Common Stock shall have no voting rights.

Article V

The name and mailing address of the incorporator are as follows:

Name	Mailing Address
Jeffrey S. Marks	9 Chatelaine Newport Coast, CA. 92657

Article VI

A director shall not be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director; provided that this Article VI shall not eliminate or limit the liability of a director (i) for any breach of his duty of loyalty to the Corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of the law, (iii) under Section 174 of the General Corporation Law of the State of Delaware, or (iv) for any transaction from which the director derives an improper personal benefit. This Article VI shall not eliminate or limit the liability of a director for any act or omission occurring prior to the date when this Article VI becomes effective.

Any repeal or modification of the foregoing provisions of this Article VI by the stockholders of the Corporation shall not adversely affect any right or protection of a director of the Corporation existing at the time of such repeal or modification.

Article VII

The Corporation shall, to the broadest and maximum extent permitted by Delaware law, as the same exists from time to time, indemnify each person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative by reason of the fact that he is or was a director or officer of the Corporation, or is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding.

In addition, the Corporation shall, to the broadest and maximum extent permitted by Delaware law, as the same may exist from time to time, pay to such person any and all expenses (including attorneys' fees) incurred in defending or settling any such action, suit or proceeding in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of the director or officer, to repay such amount if it shall ultimately be determined by a final judgment or other final adjudication that he is not entitled to be indemnified by the Corporation as authorized in this Article. The rights to indemnification and to the advancement of expenses conferred in this Article VII shall not be exclusive of any other right which any person may have or hereafter acquire under any statute, this Certificate of Incorporation, the Bylaws of this Corporation, by agreement, vote of stockholders, or disinterested directors or otherwise.

Article VIII

The duration of the Corporation shall be perpetual.

Article IX

In furtherance and not in limitation of the powers conferred by statute, the Board of Directors is expressly authorized to make, alter, amend or repeal the Bylaws of the Corporation.

Article X

The Corporation reserves the right to amend, alter, change or repeal any provision contained in this Certificate of Incorporation, in the manner now or hereafter prescribed by statute, and all rights conferred upon stockholders herein are granted subject to this reservation.

I, **THE UNDERSIGNED**, being the incorporator hereinbefore named, for the purpose of forming a corporation pursuant to the General Corporation Law of the State of Delaware, does make this Certificate, hereby declaring and certifying that this is my act and deed and the facts herein stated are true, and accordingly has executed this Certificate on July 18, 2019.



Jeffrey S. Marks, Incorporator